January 18, 2008
Via EDGAR
Mail Stop 7010
Ms. Carmen Moncada-Terry
Attorney Advisor
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	ConocoPhillips Definitive Proxy Statement on Schedule 14A Filed April 2, 2007 File No. 001-32395
Dear Ms. Moncada-Terry:
Our response to the comment raised in your letter dated December 12, 2007, is set forth below. The Staff’s comment is shown in bold, followed by our response.
Compensation Decisions, page 29
1.	We note your response to prior comment 7. Therefore, we reissue the comment. It still appears that you take into account specific items of corporate performance and individual performance in setting compensation policies and making compensation decisions.
Response: In setting compensation policies and making compensation decisions for our named executive officers, we confirm that the Compensation Committee takes into account specific items of corporate and individual performance. Our October 12, 2007, response to the original comment 7 attempted to clarify that, although individual and corporate performance are taken into account in setting compensation policies and making compensation decisions, there are no formulaic performance targets which, if achieved, result in any predetermined payments to our named executive officers.1 Since we do not utilize formulaic performance measures, our response was intended to clarify that we cannot disclose any quantitative or qualitative performance targets because we do not have any such formulaic measures to disclose. We do acknowledge and confirm that in future filings we will disclose the extent to which we take into

[1]	As indicated in our October 12, 2007, response to original comment 1 of the Staff’s August 21, 2007, letter, as noted on page 21 of our 2007 Proxy Statement and in footnote 5 to the Summary Compensation Table, the Compensation Committee seeks to preserve tax deductions under section 162(m) of the Internal Revenue Code for executive compensation to the extent consistent with the Committee’s determination of compensation arrangements necessary and appropriate to foster achievement of our business goals.

account specific items of corporate and individual performance in setting compensation policies and making compensation decisions where such disclosure is material to an understanding of prior year compensation of our named executive officers.
An electronic version of this letter has been filed via EDGAR. In addition, we have provided courtesy copies by mail.

Very truly yours, CONOCOPHILLIPS
/s/ Janet Langford Kelly

Janet Langford Kelly Senior Vice President, Legal, General Counsel and Corporate Secretary

cc:	Mr. William E. Wade, Jr.
     Chairman of the Compensation Committee
Mr. James E. Copeland, Jr.
     Chairman of the Audit and
     Finance Committee
Mr. James J. Mulva
     Chairman and Chief Executive Officer
Mr. John A. Carrig
     Executive Vice President, Finance, and
     Chief Financial Officer
Mr. Rand C. Berney
     Vice President and Controller
Mr. R. Dale Nijoka
Ernst & Young LLP